Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


Notice of Cash Dividend dated November 4, 2002


News Release



TELUS Corporation
NOTICE OF CASH DIVIDEND


NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the outstanding Common Shares and outstanding Non-Voting Shares of the Corporation payable on January 1, 2003 to holders of record at the close of business on December 11, 2002.





By order of the Board

James W. Peters
Executive Vice President, Corporate Affairs and General Counsel




Burnaby, British Columbia
November 4, 2002



Contact:	Investor Relations, (780) 493-7311, ir@telus.com







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date
						TELUS Corporation

						"James W. Peters"

						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary